Imperial Oil Limited 237 Fourth Avenue SW P.O. Box 2480, Station M Calgary, AB T2P 3M9	Paul J. Masschelin Senior Vice-President, Finance and Administration and Controller	Tel. (403) 237-4304 Fax (403) 237-2060

October 07, 2013

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Imperial Oil Limited

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 27, 2013

File No. 000-12014

Dear Mr. Skinner:

On behalf of Imperial Oil Limited, please find enclosed our response to your comments regarding the above filing set forth in your letter of September 11, 2013. We appreciate your agreement to extend the timing of our response pursuant to the September 16, 2013 letter from Mr. Randy Gillis to Mr. Brad Skinner.

We also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification, please contact Mr. Randy Gillis, Assistant Controller who can be reached at 403.237.3051 (email: randy.gillis@esso.ca) or me.

Yours truly,

/s/ Paul J. Masschelin

Attachment

cc: R.D. Gillis

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 07, 2013

Response to Form 10-K comment

Item 1 Business, page 3

Preparation of Reserves Estimates, page 4

1.	Please expand your disclosure to include the qualifications of the Operations Technical Engineering Manager as the technical person primarily responsible for overseeing the preparation of the reserves estimates disclosed in Form 10-K as required by Item 1202(a)(7) of Regulation S-K.

Response

As our dedicated reserves management group has primary responsibility for oversight of the reserves estimation process, we believe that our disclosure describing the qualifications of the group as a whole satisfies the requirements of Item 1202(a)(7) of Regulation S-K. However, beginning in the 2013 Form 10-K, we will expand our disclosure similar to the following:

The Operations Technical Engineering Manager is a professional engineer registered in Alberta, Canada and has over 25 years of petroleum industry experience, including over 15 years of reserves related experience. The position provides leadership to the internal reserves management group and is responsible for filing a reserves report with the Canadian securities regulatory authorities.

Oil and Gas Production, Production Prices and Production Costs, page 6

2.	You disclose your average daily production and the average sales price for natural gas liquids (NGLs) combined with oil and condensate under the line item “liquids.” NGLs represent a different final sales product requiring separate disclosure under Items 1204(a) and 1204(b)(1) of Regulation S-K. Please advise or otherwise broaden your disclosures to present the production and average sales price information for natural gas liquids either with a footnote to or an expansion of the subject tables on pages 6 and 7.

Response

We believe our disclosure of production quantities and average sales prices is in compliance with Item 1204(a) and 1204(b)(1). We recognize that Item 1204 of Regulation S-K does not contain an express significance or de minimis threshold. However, we believe that Item 1204, like most disclosure requirements, should be interpreted in accordance with well-established principles of materiality. Thus, we do not believe Item 1204 should be read to require separate disclosure of small amounts of incidental products where that information would not be objectively or subjectively material to a reasonable investor in assessing a company’s historical results or future prospects. Imperial Oil’s average daily net NGL production comprised 1.2%, 1.7% and 2.0% of total oil-equivalent average daily net production in 2012, 2011 and 2010, respectively (please refer to average daily production information provided on page 3 of this letter). We believe these amounts to be clearly immaterial and therefore we do not believe that additional disclosure would be useful for our investors.

Mr. B. Skinner

U.S. Securities & Exchange Commission

October 07, 2013

Response to Form 10-K comment

Average daily net production of crude oil and NGLs

thousands of barrels a day	2012	2011	2010
Crude oil	15	13	17
NGLs	3	4	5
Total liquids	18	17	22
Total production oil-equivalent basis	243	242	246

3.	Please advise or otherwise revise your disclosure to clarify that the presentation of daily net production and sales of natural gas excludes amounts used for internal consumption as required by Instruction 2 to Item 1204 of Regulations S-K.

Response

Disclosure of sales of natural gas on page 6 of our 2012 Form 10-K filing excludes amounts used for internal consumption.

Net production of natural gas as reported on page 6 includes amounts used for internal consumption, consistent with reported production quantities in our net proved reserves disclosures on page 83.

We believe that reporting ‘net production’ on an inconsistent basis with that reported in our net proved reserves disclosures would be confusing to our investors. Therefore on page 6, we have presented ‘net production’ in a manner consistent with net proved reserves disclosure on page 83 and included ‘sales’ as an additional disclosure, which excludes amounts used for internal consumption.

Beginning in the 2013 Form 10-K, for the table titled “Average daily production and sales of natural gas” on page 6 of our 2012 Form 10-K, we will add existing footnote (b), currently shown on the “Gross Production” line, to the “Net Production” line as well. Footnote (b) states that production quantities include amounts used for internal consumption, with the exception of the amounts reinjected. We will also indicate that internal consumption quantities are excluded from sales of gas produced by amending footnote (d) to the same table.